April 11, 2012

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549

Re:	Goodrich Corporation
Annual Report on Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
File No. 001-00892

Dear Ms. Cvrkel:

Set forth below are the responses of Goodrich Corporation to comments of the staff (the Staff) at the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the Commission) set forth in the comment letter dated April 3, 2012 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations – Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010, page 21

Results of Operations – Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009, page 24

1.	We note that your discussion and analysis of the company’s results of operations at both the consolidated level and at the business segment level describes only changes in your sales and operating income. Also, we note

Ms. Linda Cvrkel

April 11, 2012

that your current discussion in MD&A does not provide any discussion of your costs of products and services sold, or in selling and administrative costs incurred on either a consolidated basis or at the business segment level and these costs and changes in the levels of such costs have had a material impact on the company’s resultant operating earnings and margins. Please note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services. Item 303 of Regulation S-K also requires that MD&A include a discussion of any material changes from year to year in one or more line items reflected in a registrant’s financial statements to the extent necessary to understand changes in a registrants’ business as a whole. Please note that we do not believe that your current discussion included in MD&A on either a consolidated basis or at the business segment level provides an adequate discussion of the changes in your product and service revenues or the related cost of sales or your selling and administrative costs necessary for an investor to understand changes in your results of operations during the various periods presented in your financial statements. Accordingly, please revise your MD&A in future filings to address the following matters:

•

Please revise to separately discuss changes in revenues from product sales and service sales and the related costs of sales during all periods presented in the company’s financial statements. This discussion should be provided on both a consolidated basis as well as on a business segment basis and should quantify the impact that the various factors described had on your sales and cost of sales during the periods presented.

•	Please revise to discuss changes in selling and administrative costs, including the individual components comprising such costs on both a consolidated basis as well as on a business segment basis.

Your revised discussion should also explain how changes in both your revenues and the related costs of sales and selling administrative costs impacted your operating margins on both a consolidated and business segment basis.

Ms. Linda Cvrkel

April 11, 2012

Response:

Beginning with our Form 10-Q for the quarter ended March 31, 2012, we will disclose in MD&A the material factors and amount of the changes from period to period for revenue, cost of sales and selling and administrative costs on a consolidated basis. We will continue to disclose the material factors and amount of the changes from period to period for sales and segment operating income for each of our business segments because we measure and manage each business segment’s performance based upon segment operating income as described in the “Business Segment Information” note and MD&A in our Form 10-K for the year ended December 31, 2011.

For the year ended December 31, 2011, our service sales were approximately 7% of our total sales. In accordance with S-X 5-03(b), we are not required to separately disclose our service sales and related service costs of sales on our consolidated income statement as our service sales did not exceed 10% of total sales. Given the relative immateriality of such sales, we have also not separately discussed the changes in service and product sales or the related cost of sales separately on a consolidated or segment basis in our MD&A. We do not anticipate that our service revenues will exceed the 10% threshold in the near future and as such, we do not intend to separately disclose service and product sales and the related cost of sales or provide a discussion of changes in products and services sales or costs in MD&A until we reach the 10% threshold.

Ms. Linda Cvrkel

April 11, 2012

Financial Statements, page 44

Notes to Consolidated Financial Statements, page 52

Note 6. Share-Based Compensation, page 62

Performance Units, page 64

2.	We note the disclosure on page 65 indicating that you have updated your liability for performance units subsequent to the merger agreement utilizing the best estimate of the expected amounts to be paid out under the performance unit plan. Please tell us and revise future filings to disclose what factors you considered in updating the amount of the liability, including all relevant assumptions used in your updated fair value calculations.

Response:

In accordance with ASC 718, “Compensation-Stock Compensation”, we will recognize compensation cost expected to be incurred upon consummation of the merger at the merger date. We continue to recognize share-based compensation expense in accordance with the terms of the plans.

The announcement of the merger agreement resulted in our share price trading based on the probability and expected timing of the merger rather than on our business performance or that relative to our peers. Consequently, the market condition of our performance unit plans vesting in December 2012 and 2013 did not provide a reasonable estimate of fair value using a Monte Carlo simulation approach. As a result, management’s best estimate of the liability at December 31, 2011 for these plans was based on our share price at December 31, 2011 and a payout percentage equal to that of the performance unit plan that vested in December 2011, which approximated the estimated payout percentages for these plans prior to the announcement of the merger agreement.

In our Form 10-Q for the quarter ended March 31, 2012, we will include the preceding paragraph in the “Share-Based Compensation” note to our condensed consolidated financial statements.

Ms. Linda Cvrkel

April 11, 2012

Note 10. Goodwill and identifiable Intangible Assets, page 71

3.	We note from the disclosure in footnote (1) to the table on page 71 that in connection with the Microtecnica acquisition transaction, the company recognized $312.4 million of identifiable intangible assets primarily related to customer relationships that will be amortized over a weighted average useful life of 27 years. Please tell us and expand your disclosure in future filings to explain in further detail how you calculated or determined the weighted average useful life of 27 years over which these intangible assets will be amortized to expense. As part of your response, you should also explain in further detail why you believe the customer relationships acquired in this transaction will provide the company with expected future cash flows over a period of approximately 27 years.

Response:

Based on our purchase price allocation of Microtecnica, $305 million of the total $312.4 million identifiable intangible assets related to customer relationships. The useful life of the customer relationships was 27 years and was determined, in part, from an appraisal performed by an independent valuation firm which based the life of the customer relationships on existing customer programs that have long production and aftermarket cycles. Specifically, we analyzed the period of future performance and estimated cash flows to determine the fair value of the customer relationships and the resulting useful life. The useful life is typical of the aerospace and defense industry where a company sells product to an airframe manufacturer for new aircraft production that may run 10 to 25 years, followed by sales of spare and replacement parts and maintenance, repair and overhaul services that are sold to the aircraft operators for as long as the aircraft remains in service, which is typically 10 to 25 years after the aircraft is delivered.

In addition to our disclosure of the Microtecnica acquisition in our Form 10-K for the year ended December 31, 2011, we will include the above disclosure in our Form 10-Q for the quarter ended March 31, 2012 in the “Goodwill” note to our condensed consolidated financial statements.

Ms. Linda Cvrkel

April 11, 2012

Item 11. Executive Compensation, page 13

Restricted Stock Units, page 124

4.	We note from the discussion in the third paragraph on page 124 that any unvested restricted stock units will vest immediately upon a change in control and that the consummation of the pending merger with United Technologies Corporation will constitute a change in control for this purpose. Please tell us and revise MD&A in future filings to disclose the aggregate amount of any compensation expense that you expected to recognize in connection with these and any other stock based compensation grants as a result of the change in control that will result from the pending merger transaction with United Technologies Corporation.

Response:

In our Form 10-K for the year ended December 31, 2011, the expense yet to be recognized for each of our share-based compensation plans as of December 31, 2011, was disclosed in Note 6 “Share-Based Compensation” to our consolidated financial statements. Since the merger is expected to occur in mid-2012, a substantial amount of compensation expense is expected to be recognized at the time the merger is consummated. We continue to recognize compensation expense in accordance with the vesting terms of our share-based compensation plans.

The aggregate amount of compensation expense expected to be recognized for share-based compensation grants as a result of the change in control from the pending merger transaction with United Technologies Corporation will be approximately $32 million based on a merger date of June 30, 2012. This amount is also subject to change for certain conditions such as death, disability, retirement and other conditions of the plans.

In our Form 10-Q for the quarter ended March 31, 2012, we will disclose the previous paragraph in our MD&A.

Ms. Linda Cvrkel

April 11, 2012

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.

Sincerely,

/s/ Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen
Scott E. Kuechle